Exhibit 99.1

ShangPharma Announces First Quarter 2012 Results

SHANGHAI, May 17, 2012 /PRNewswire-Asia/ — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its unaudited financial results for the first quarter ended March 31, 2012.

To help management and investors gain a better understanding of ShangPharma’s operating performance, the Company presents certain non-GAAP measures, each of which excludes expenses relating to or the effect of share-based compensation. See “About Non-GAAP Financial Measures” and “Reconciliation of Unaudited GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

Beginning in the first quarter 2012, in accordance with Accounting Standards Update 2011-05, the Company is presenting other comprehensive income and its components in the unaudited condensed consolidated Statement of Comprehensive Income. Other comprehensive income mainly consists of currency translation adjustments relating to translating some of our subsidiaries’ financial statements from their functional currency to our reporting currency, which is in the United States dollar. The functional currency of our main subsidiaries in China is the RMB.

First Quarter 2012 Highlights

•	Net revenues increased by 24.1% year-over-year to $30.8 million.

•	Net revenues from the Company’s top-10 customers increased by 33.3% year-over-year to $20.2 million, representing approximately 65.7% of total net revenues.

•	Net revenues from full-time-equivalent (“FTE”)-based services increased by 30.3% year-over-year to $23.6 million.

•	GAAP gross margin was 30.2%, compared with 32.3% in the first quarter of 2011. Non-GAAP gross margin was 31.1%, compared with 34.7% in the first quarter of 2011.

•	GAAP operating margin was 5.2%, compared with 10.0% in the first quarter of 2011. Non-GAAP operating margin was 9.7% compared with 15.5% in the first quarter of 2011.

•	Net revenue per employee increased 8.3% year-over-year.

Management Comment

“Our long-term strategy of robust investment has resulted in significant upgrades in the quality and scope of our service offerings. This has helped produce strong Q1 top-line performance, driven by increased revenue from our top-ten customers, including in key areas such as biologics,” said Michael Xin Hui, founder and Chief Executive Officer of ShangPharma. “While this investment strategy has created anticipated short-term margin pressure, we believe that we are now in a highly competitive position to capitalize on the future growth of the Chinese CRO market.”

Mr. Hui continued, “We believe that the recent investments we made in our service offerings will lead to more integrated discovery projects. These projects typically take longer to come online, but draw on more sophisticated capabilities and thus offer the potential for significant net revenue growth.”

William Dai, Chief Financial Officer, added, “We were pleased to see strong top-line growth this quarter as our customers, particularly the larger ones, expanded their business with us. While costs associated with our recent critical investments placed pressure on margins, we anticipate some improvement in the latter part of the year.”

First Quarter 2012 Results

Net revenues were $30.8 million, an increase of 24.1% from $24.8 million in the first quarter of 2011. Higher volumes from the Company’s top customers and greater cross-selling of services were major drivers of this growth.

Net revenues from the Company’s top-10 customers increased by 33.3% compared with the same period last year, representing approximately 65.7% of total net revenues, compared with 61.2% in the same quarter last year. The growth was a result of global leading pharmaceutical and biotech companies expanding their scope of work and business volumes with the Company. This increase was driven by our investments in expanding our facilities and adding new capabilities during 2011. The growth demonstrates progress in our continued efforts to become a preferred business partner of global leading pharmaceutical and biotech companies.

Net revenues from FTE-based services were $23.6 million, an increase of 30.3% from $18.1 million in the first quarter of 2011. This was primarily due to an increase in volume.

Net revenues from fee-for-service-based services were $7.2 million, an increase of 7.4% from $6.7 million in the first quarter of 2011. This was primarily driven by successful service cross-selling and increased demand for our newer services, which are more typically covered by fee-for-service contracts, including preclinical development and biologics. The increase in net revenues from fee-for-service-based services was partially offset by the impact of our strategy to gradually transfer more discovery biology contracts from fee-for-service based to FTE-based contracts, which provides us with greater visibility.

Gross profit was $9.3 million, an increase of 16.2% from $8.0 million in the first quarter of 2011. This was primarily due to an increase in net revenues, lower share-based compensation expenses, lower material costs as a percentage of total net revenues resulting from a change in service mix, as well as cost savings resulting from the value-added-tax (“VAT”) reform in Shanghai effective January 1, 2012. These factors were partially offset by the costs associated with our new facilities, some of which have not yet reached full utilization. More specifically, the manufacturing business operating at our Fengxian facility will take some time to reach full utilization, and the facility which we took over from Charles River in November 2011 will require a few additional quarters to achieve its full revenue potential. Q1 2012 was the first quarter that the full impact of these costs has been reflected in our financial performance. Other factors impacting our quarterly performance include continued Renminbi (“RMB”) appreciation and higher labor costs as a total of net revenues due to increased headcount to support near future business growth.

Non-GAAP gross profit was $9.6 million, an increase of 11.3% from $8.6 million in the first quarter of 2011. This was primarily due to an increase in net revenues, lower material costs as a percentage of total net revenues resulting from a change in service mix, and cost savings resulting from the Shanghai VAT reform. These factors were partially offset by the facility expansion costs mentioned above, the continued appreciation of the RMB and higher labor costs as a total of net revenues due to the aforementioned increased headcount.

Gross margin was 30.2%, compared with 32.3% in the first quarter of 2011. This was primarily due to the factors mentioned in the above discussion of gross profit. These factors were partially offset by lower share-based compensation expenses, lower material costs as a percentage of total net revenues resulting from a change in service mix, and cost savings resulting from the aforementioned VAT reform.

Non-GAAP gross margin was 31.1%, compared with 34.7% in the first quarter of 2011. This decrease was primarily due to facility expansion costs, the continued appreciation of the RMB and higher labor costs as a percentage of total net revenues due to increased headcount. These factors were partially offset by lower material costs as a percentage of total net revenues, resulting from a change in service mix and cost savings resulting from the aforementioned VAT reform. The investments in and upgrades to our facilities made during 2011, including the build-up of the Fengxian facilities and the Charles River asset acquisition, are critical in positioning us for future growth and expanding further into higher-value added services.

Operating expenses (selling and marketing, general and administrative) were $7.7 million, an increase of 39.1% from $5.5 million in the first quarter of 2011. This was primarily due to higher listed company-related professional fees, higher labor costs resulting from the addition of senior scientists across our various service offerings during the quarter, and higher share-based compensation expenses. The enhancement of the senior scientific team is critical in positioning the Company for expansion into new capabilities and maintaining the Company’s competitiveness in the market.

Non-GAAP operating expenses were $6.6 million, an increase of 38.7% from $4.8 million in the first quarter of 2011. This was primarily due to higher listed company-related professional fees and higher labor costs resulting from the addition of senior scientists across our various service offerings during the quarter.

Profit from operations was $1.6 million, a decrease of 34.9% from $2.5 million in the first quarter of 2011, primarily due to facility expansion costs, the continued appreciation of the RMB, higher listed company-related professional fees, and higher labor costs resulting from an increase in the number of our scientific research staff members, including senior scientists, during the quarter. These factors were partially offset by an increase in net revenues, lower material costs as a percentage of total net revenues resulting from a change in service mix and cost savings from the aforementioned VAT reform.

Non-GAAP profit from operations was $3.0 million, a decrease of 22.6% from $3.8 million in the first quarter of 2011. This was due to the reasons mentioned in the above discussion of GAAP profit from operations.

Operating margin was 5.2%, compared with 10.0% in the first quarter of 2011. This decrease was primarily due to facility expansion costs, the continued appreciation of the RMB and higher listed company-related professional fees. These were partially offset by lower material costs as a percentage of total net revenues resulting from a change in service mix and cost savings resulting from the aforementioned VAT reform.

Non-GAAP operating margin was 9.7%, compared with 15.5% in the first quarter of 2011. This decrease was primarily due to the reasons mentioned in the above discussion of GAAP operating margin.

Net income decreased 42.5% year over year to $1.7 million, primarily due to lower profit from operations and lower other income, including lower government subsidies. These items were partially offset by higher gains recognized on foreign exchange forward contracts.

Non-GAAP net income was $3.1 million, a decrease of 29.3% from $4.4 million in the first quarter of 2011. This was primarily due to the reasons mentioned in the above discussion of GAAP net income.

Diluted earnings per ADS were $0.09, which compares with $0.16 in the first quarter of 2011.

Non-GAAP diluted earnings per ADS were $0.17, which compares with $0.23 in the first quarter of 2011.

Financial Position

As of March 31, 2012, the Company had cash and cash equivalents of $34.0 million and no debt outstanding. During the quarter, capital expenditures totaled $6.3 million, primarily from the investment in leasehold improvements of a new building dedicated to one of our major customers, the equipment acquired from Charles River, as well as payments related to the build-out of our Fengxian manufacturing facility.

Full Year 2012 Guidance

The Company reconfirms its guidance for the full year 2012. The Company expects:

•	Net revenues to be approximately $131.7 – $136.2 million, which represents growth of approximately 18.0% – 22.0% compared with the full year of 2011.

•

Non-GAAP gross margin to be approximately 31.5% – 33.5%, which is slightly lower than non-GAAP gross margin of 34.3% in 2011, based on the consideration of the increased costs related to our expanded facilities such as rental, utility and depreciation, and continued appreciation of the RMB.

•	Capital expenditures to be approximately $20.0—$24.0 million.

This reflects the Company’s current view and is subject to change.

Conference Call

ShangPharma will host a conference call and live webcast at 8:00 am New York time on May 17, 2012 (8:00 pm Beijing time on May 17, 2012).

The dial-in details for the live conference call are as follows:

- International:	+1-718-354-1231
- United States:	+1-866-519-4004
- United Kingdom:	080-8234-6646
- Hong Kong:	+852-2475-0994
Passcode: SHP

A live and archived webcast of the conference call will be available on the Investor Relations section of ShangPharma’s website at www.shangpharma.com

A telephone replay of the call will be available for seven days from May 17, 2012, 11:00 am U.S. Eastern Time to May 24, 2012, 11:59 pm U.S. Eastern Time.

The dial-in details for the replay are as follows:

-International:	+61-2-8235-5000
Passcode:	78479978

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2012 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating expenses, (5) operating margin, (6) net income, and (7) diluted earnings per ADS, each of which excludes expenses relating to or the effect of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For further information, please contact:

ShangPharma Corporation

Lan Xie

VP of Finance and Operations

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600

SHANGPHARMA CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2011	March 31, 2012
ASSETS
Current assets:
Cash and cash equivalents	37,778	34,008
Restricted cash	2,562	1,686
Accounts receivable, net	23,974	27,331
Amounts due from related parties	503	676
Inventories	2,842	2,914
Prepayments and others	4,425	3,018
Deferred tax assets	264	555

Total current assets	72,348	70,188
Non-current assets:
Derivative assets	7	34
Property, plant, equipment and software, net	86,521	86,538
Land use right, net	6,634	6,606
Other long-term assets	559	646
Amounts due from related parties	225	225
Deferred tax assets	609	600

Total non-current assets	94,555	94,649

Total assets	166,903	164,837

LIABILITIES
Current liabilities:
Accounts payable	16,307	13,403
Amounts due to related parties	123	236
Salary and welfare payable	3,864	2,405
Income tax payable	3,241	2,753
Advance from customers	1,596	787
Other payables and accruals	5,613	4,992
Total current liabilities	30,744	24,576
Non-current liabilities:
Advanced subsidies	3,121	4,226

Total non-current liabilities	3,121	4,226

Total liabilities	33,865	28,802

Commitments and contingencies

EQUITY
Ordinary shares (US$0.001 par value; 500,000,000 shares authorized; 336,109,400 and 336,645,575 shares issued and outstanding as of December 31, 2011 and March 31, 2012, respectively)	336	336
Additional paid in capital	84,924	86,288
Statutory reserves	8,552	8,552
Retained earnings	33,013	34,746
Accumulated other comprehensive income	7,305	7,406
Less: Treasury stock, at cost; 2,237,148 and 2,681,010 shares as of December 31, 2011 and March 31, 2012, respectively	(1,092)	(1,293)

Total equity	133,038	136,035

Total liabilities and equity	166,903	164,837

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except for ADS(1) data and per ADS data)

	Three months ended March 31,
	2011	2012	% Change
Net revenue	24,774	30,753	24.1%
Cost of revenue	(16,774)	(21,458)	27.9%

Gross profit	8,000	9,295	16.2%

Operating expenses
Selling and marketing	(473)	(689)	45.7%
General and administrative	(5,049)	(7,192)	42.4%
Other operating income(2)	—	365
Other operating expenses(2)	—	(165)

Total operating expenses	(5,522)	(7,681)	39.1%

Profit from operations	2,478	1,614	-34.9%

Other income, net(2):	1,053	536	-49.1%

Income from operations before income taxes	3,531	2,150	-39.1%

Income taxes	(519)	(417)	-19.7%

Net income	3,012	1,733	-42.5%

Net income per ADS
Basic	0.16	0.09	-43.8%
Diluted	0.16	0.09	-43.8%

Weighted average ADS outstanding
Basic	18,644,444	18,525,549
Diluted	18,947,692	18,532,976

Net income	3,012	1,733	-42.5%
Other comprehensive income:
Currency translation adjustments, net	739	101	-86.3%

Comprehensive income	3,751	1,834	-51.1%

(1)	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.
(2)	Certain government subsidies and the related costs were reclassified to other operating income/expense since the third quarter of 2011 as a result of an accounting policy change to better reflect the nature of such transactions. The change is accounting policy was not retroactively applied due to immateriality.

SHANGPHARMA CORPORATION

RECONCILIATION OF UNAUDITED GAAP TO NON-GAAP FINANCIAL DATA

(in thousands of U.S. dollars, except for ADS(2) data and per ADS data)

	Three months ended March 31,
	2011	2012	%
GAAP gross profit	8,000	9,295	16.2%
GAAP gross margin	32.3%	30.2%
Adjustments:
Share-based compensation	598	274	-54.2%

Non-GAAP gross profit	8,598	9,569	11.3%
Non-GAAP gross margin	34.7%	31.1%

GAAP operating expenses	(5,522)	(7,681)	39.1%
Adjustments:
Share-based compensation	771	1,090	41.4%

Non-GAAP operating expenses	(4,751)	(6,591)	38.7%

GAAP profit from operations	2,478	1,614	-34.9%
GAAP operating margin	10.0%	5.2%
Adjustments:
Share-based compensation	1,369	1,364	-0.4%

Non-GAAP profit from operations	3,847	2,978	-22.6%
Non-GAAP operating margin	15.5%	9.7%

GAAP net income	3,012	1,733	-42.5%
GAAP net margin	12.2%	5.6%
Adjustments:
Share-based compensation	1,369	1,364	-0.4%

Non-GAAP net income	4,381	3,097	-29.3%
Non-GAAP net margin	17.7%	10.1%

GAAP net income per ADS, diluted :	0.16	0.09	-43.8%
Adjustments:
Share-based compensation	0.07	0.08

Non-GAAP net income per ADS, diluted:	0.23	0.17	-26.1%

Weighted average ADS outstanding - basic (Non-GAAP)	18,644,444	18,525,549
Weighted average ADS outstanding - diluted (Non-GAAP)	18,947,692	18,532,976

(2)	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.